Term sheet
*To prospectus dated December 1, 2005,
prospectus supplement dated October 12, 2006 and
product supplement no. 14-II dated December 21, 2006*

**Term Sheet No. 6 to
Product Supplement 14-II
Registration Statement No. 333-130051
Dated January 28, 2008; Rule 433**

JPMorganChase

Structured Investments	**JPMorgan Chase & Co.** **$** **Principal Protected Knock-Out Notes Linked to the S&P 500® Index due May 1, 2009**

General

- Senior unsecured obligations of JPMorgan Chase & Co. maturing May 1, 2009*.
- Cash payment at maturity of principal plus the Additional Amount, as described below.
- The notes are designed for investors who seek exposure to any appreciation of the S&P 500® Index over the term of the notes. Investors should be willing to forgo interest and dividend payments as well as (1) any appreciation of the S&P 500® Index above 19.25%† if a Knock-Out Event does not occur or (2) any appreciation of the S&P 500® Index if a Knock-Out Event occurs, while seeking full principal protection at maturity.
- Minimum denominations of $1,000 and integral multiples thereof.
- The terms of the notes as set forth in "Key Terms" below, to the extent they differ from or conflict with those set forth in the accompanying product supplement no. 14-II, supersede the terms set forth in product supplement no. 14-II.
- The notes are expected to price on or about January 28, 2008 and are expected to settle on or about January 31, 2008.

Key Terms

Index: The S&P 500® Index ("SPX") (the "Index").

Payment at Maturity: At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero.

Additional Amount: The Additional Amount per $1,000 principal amount note paid at maturity will equal

(1) If a Knock-Out Event does not occur, $1,000 x the Index Return x the Participation Rate; *provided* that the Additional Amount will not be less than zero or greater than the Maximum Return; or

(2) If a Knock-Out Event occurs, $1,000 x the Knock-Out Rate. *Under these circumstances, the Additional Amount you receive at maturity will be equal to $0.*

Participation Rate: 100%

Maximum Return: At least $192.50† per $1,000 principal amount note (or $1,000 x 19.25%†).

†The actual Maximum Return will be determined on the pricing date and will not be less than $192.50 per $1,000 principal amount note (or $1,000 x 19.25%).

Knock-Out Event: If the Index closing level is greater than the Knock-Out Level on any trading day during the period from the pricing date to and including the Observation Date, a Knock-Out Event will have occurred.

Knock-Out Level: At least 119.25% of the Initial Index Level. The actual Knock-Out Level will be determined on the pricing date and will not be less than 119.25% of the Initial Index Level.

Knock-Out Rate: 0%, *which results in an Additional Amount equal to $0 if a Knock-Out Event occurs.*

Index Return:
$$\frac{\text{Ending Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}}$$

Initial Index Level: The Index closing level on the pricing date, which is expected to be on or about January 28, 2008.

Ending Index Level: The Index closing level on the Observation Date.

Observation Date: April 28, 2009*

Maturity Date: May 1, 2009*

CUSIP: 48123MRB0

* Subject to postponement in the event of a market disruption event and as described under "Description of Notes – Payment at Maturity" in the accompanying product supplement no. 14-II.

Investing in the Principal Protected Knock-Out Notes involves a number of risks. See "Risk Factors" beginning on page PS-6 of the accompanying product supplement no. 14-II and "Selected Risk Considerations" beginning on page TS-1 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 14-II and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) If the notes priced today, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $25.00 per $1,000 principal amount note and would use a portion of that commission to pay selling concessions to other dealers of approximately $15.00 per $1,000 principal amount note. The actual commission received by JPMSI may be more or less than $25.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions to be paid to other dealers, exceed $35.00 per $1,000 principal amount note. See "Underwriting" beginning on page PS-26 of the accompanying product supplement no. 14-II.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Additional Terms Specific to the Notes

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 14-II dated December 21, 2006. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 14-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 14-II dated December 21, 2006:
  http://sec.gov/Archives/edgar/data/19617/000089109206003873/e25871_424b2.htm
- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf
- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **PRESERVATION OF CAPITAL AT MATURITY** — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Index. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
- **APPRECIATION POTENTIAL** — If a Knock-Out Event does not occur, at maturity, in addition to your principal, for each $1,000 principal amount note, you will receive a payment equal to $1,000 x the Index Return x the Participation Rate, *provided* that this payment (the Additional Amount) will not be less than zero or greater than the Maximum Return[†]. **However, if a Knock-Out Event occurs, you will receive only the principal amount of your notes at maturity.**
  [†] The Maximum Return will be determined on the pricing date and will not be less than $192.50 per $1,000 principal amount note (or $1,000 x 19.25%).
- **DIVERSIFICATION OF THE S&P 500® INDEX** — The return on the notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under "The S&P 500® Index" in the accompanying product supplement no. 14-II.
- **TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 14-II. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, the notes will be treated for U.S. federal income tax purposes as "contingent payment debt instruments." You will generally be required to recognize interest income in each year at the "comparable yield," as determined by us, although we may not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in the notes. Generally, amounts received at maturity or earlier sale or disposition in excess of your basis will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to the notes, which will be deductible against other income (*e.g.,* employment and interest income), with the balance treated as capital loss, which may be subject to limitations. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between such purchasers' basis in the notes and the notes' adjusted issue price.
- **COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE** — We will determine the comparable yield for the notes and will provide such comparable yield, and the related projected payment schedule, in the final term sheet or pricing supplement for the notes, which we will file with the SEC. If the notes had priced January 25, 2008 and we had determined the comparable yield on that date, it would have been an annual rate of 3.27%, compounded semi-annually. The actual comparable yield that we will determine for the notes may be more or less than 3.27%, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities. **Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.**

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 14-II dated December 21, 2006.

- **MARKET RISK** — The return on the notes at maturity is linked to the performance of the Index, and will depend on whether a Knock-Out Event occurs and, if a Knock-Out Event occurs, whether, and the extent to which, the Index Return is positive. **You will receive no more than the full principal amount of your notes at maturity if a Knock-Out Event occurs or if the Index Return is zero or negative and a Knock-Out Event does not occur.**
- **THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT** — You may receive a lower payment at maturity than you would have received if you had invested in the Index, the stocks composing the Index or contracts related to the Index. If the Ending Index Level does not exceed the Initial Index Level or if a Knock-Out Event occurs, the Additional Amount will be zero. This will be true even if the value of the Index was greater than the Initial Index Level at some time during the life of the notes but falls below the Initial Index Level on the Observation Date.

- **NO RETURN IF THE INDEX APPRECIATES ABOVE THE KNOCK-OUT LEVEL** — Your investment in the notes may not perform as well as an investment in a security with a return based solely on the performance of the Index. Your ability to participate in the appreciation of the Index may be limited to the Knock-Out Rate of 0%. If a Knock-Out Event occurs, you will receive only the principal amount of your notes at maturity, and your return on the notes will not be determined by reference to the Index Return, even though the Index Return may be positive. Under these circumstances, your return will not reflect any potential increase in the Ending Index Level as compared to the Initial Index Level.
- **THE MAXIMUM RETURN ON AN INVESTMENT IN THE NOTES IS 19.25%[†] AT MATURITY** — Regardless of whether the Ending Index Level is greater than or less than the Initial Index Level, if a Knock-Out Event does not occur, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an Additional Amount that will not exceed the Maximum Return of $192.50[†] (or $1,000 x 19.25%[†]), regardless of the appreciation in the Index, which may be significant. Therefore, your upside appreciation is limited.
[†]The actual Maximum Return will be determined on the pricing date and will not be less than $192.50 per $1,000 principal amount note (or $1,000 x 19.25%).
- **RISK OF KNOCK-OUT EVENT OCCURRING IS GREATER IF THE INDEX IS VOLATILE** — The likelihood of the Index closing above the Knock-Out Level during the period from the pricing date to and including the Observation Date and thereby triggering a Knock-Out Event, will depend in large part on the volatility of the Index — the frequency and magnitude of changes in the level of the Index. Since its inception, the Index has experienced significant volatility.
- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.
- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity, if any, described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.
- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** – In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - whether a Knock-Out Event occurs;
  - the expected volatility of the Index;
  - the time to maturity of the notes;
  - the dividend rate on the common stocks underlying the Index;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory or judicial events; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Sensitivity Analysis – Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the Index Return from -80% to +80%. The following table and examples assume an Initial Index Level of 1350, a Knock-Out Level of 1609.875 (which is equal to 119.25% of the assumed Initial Index Level) and a Maximum Return of $192.50 per $1,000 principal amount note (or $1,000 x 19.25%), and reflect the Participation Rate of 100% and the Knock-Out Rate of 0%. For purposes of the following table and examples, the "Monitoring Period" refers to the period from the pricing date to and including the Observation Date. The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table and examples below have been rounded for ease of analysis.

Ending Index Level	Index Return	Note Total Return if Knock-Out Event Does Not Occur (1)	Note Total Return if Knock-Out Event Occurs (2)
2430.000	80.00%	N/A	0.00%
2227.500	65.00%	N/A	0.00%
2025.000	50.00%	N/A	0.00%
1890.000	40.00%	N/A	0.00%
1755.000	30.00%	N/A	0.00%
1620.000	20.00%	N/A	0.00%
1609.875	19.25%	19.25%	0.00%
1485.000	10.00%	10.00%	0.00%
1417.500	5.00%	5.00%	0.00%
1350.000	0.00%	0.00%	0.00%
1282.500	-5.00%	0.00%	0.00%
1215.000	-10.00%	0.00%	0.00%
1080.000	-20.00%	0.00%	0.00%
945.000	-30.00%	0.00%	0.00%
810.000	-40.00%	0.00%	0.00%
675.000	-50.00%	0.00%	0.00%
540.000	-60.00%	0.00%	0.00%
405.000	-70.00%	0.00%	0.00%
270.000	-80.00%	0.00%	0.00%

(1) The Index closing level is less than or equal to 1609.875 on each trading day during the Monitoring Period.

(2) The Index closing level is greater than 1609.875 on at least one trading day during the Monitoring Period.

Hypothetical Examples of Amounts Payable At Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The Index closing level increases from the Initial Index Level of 1350 to an Ending Index Level of 1485 and the Index closing level did not exceed the Knock-Out Level of 1609.875 on any trading day during the Monitoring Period. Because (i) the Ending Index Level of 1485 is greater than the Initial Index Level of 1350 and (ii) a Knock-Out Event does not occur, the Additional Amount is equal to $100 and the final payment at maturity is equal to $1,100 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times [(1485\text{-}1350)/1350] \times 100\%) = \$1,100$$

Example 2: The Index closing level declines from the Initial Index Level of 1350 to an Ending Index Level of 1080. Because the Ending Index Level of 1080 is less than the Initial Index Level of 1350, the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000, regardless of whether a Knock-Out Event occurs.

Example 3: The Index closing level increases from the Initial Index Level of 1350 to an Ending Index Level of 1755 and the Index closing level did not exceed the Knock-Out Level of 1609.875 on any trading day during the Monitoring Period until the Observation Date. Because the Ending Index Level of 1755 is greater than the Knock-Out Level of 1609.875, a Knock-Out Event occurs. Accordingly, the Additional Amount is equal to $0 and the final payment at maturity is equal the principal amount of $1,000, calculated as follows:

$$\$1,000 + (\$1,000 \times 0\%) = \$1,000$$

Example 4: The Index closing level increases from the Initial Index Level of 1350 to an Ending Index Level of 1485 and the Index closing level exceeded the Knock-Out Level of 1609.875 on at least one trading day during the Monitoring Period. Even though the Ending Index Level of 1485 is greater than the Initial Index Level of 1350, because a Knock-Out Event occurs, the Additional Amount is equal to $0 and the final payment at maturity is equal the principal amount of $1,000, calculated as follows:

$$\$1,000 + (\$1,000 \times 0\%) = \$1,000$$

Historical Information

The following graph shows the weekly performance of the Index from January 3, 2003 through January 25, 2008. The Index closing level of the S&P 500® Index on January 25 2008 was 1330.61. We obtained the Index closing level below from Bloomberg Financial Markets, and accordingly, make no representation or warranty as to its accuracy or completeness.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the Observation Date. We cannot give you assurance that the performance of the Index will result in a payment at maturity of more than the principal amount of your notes.

